PE 1/6/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15005550

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-5-15

Harry R. Beaudry
Mayer Brown LLP
hbeaudry@mayerbrown.com

Re: Noble Energy, Inc.
Incoming letter dated January 6, 2015

Dear Mr. Beaudry:

This is in response to your letter dated January 6, 2015 concerning the shareholder proposal submitted to Noble Energy by Amalgamated Bank's LongView LargeCap 500 Index Fund. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Noble Energy's intention to exclude the proposal from Noble Energy's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Noble Energy may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

MAYER•BROWN

Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730

Main Tel +1 713 238 3000
Main Fax +1 713 238 4888
www.mayerbrown.com

Harry R. Beaudry
Direct Tel +1 713 238 2635
Direct Fax +1 713 238 4615
hbeaudry@mayerbrown.com

January 6, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Noble Energy, Inc.
Shareholder Proposal of the Amalgamated Bank's LongView LargeCap 500 Index Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Noble Energy, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company intends to omit a shareholder proposal and statements in support thereof (the "Shareholder Proposal") that it received from the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Proponent") from inclusion in the proxy materials to be distributed by the Company in connection with its 2015 annual meeting of shareholders (collectively, the "2015 Proxy Materials"). A copy of the Shareholder Proposal is attached hereto as Exhibit A.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that the Shareholder Proposal would directly conflict with a proposal to be submitted by the Company at the same meeting.

In accordance with Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Shareholder Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the

Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Shareholder Proposal

The resolution contained in the Shareholder Proposal states as follows:

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan, other plan or board action), there shall be no acceleration of vesting of performance shares granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any such unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

Basis for Exclusion

The Company believes that the Shareholder Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts a proposal to be submitted by the Company in its 2015 Proxy Materials.

Analysis: The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company in the 2015 Proxy Materials.

Rule 14a-8(i)(9) permits a company to omit a shareholder proposal, as well as the related supporting statement, from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that for purposes of Rule 14a-8(i)(9), the shareholder proposal and the company proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at note 27 (May 21, 1998).

The Company intends to amend and restate its 1992 Stock Option and Restricted Stock Plan to increase the number of shares authorized for issuance under the plan and make certain other modifications (the "Plan"). If the proposed Plan is approved by the Company's Board of

Directors, the Company will submit the Plan to its shareholders at the 2015 annual meeting for approval and, accordingly, approval of the Plan will be included in the 2015 Proxy Materials as a Company-sponsored proposal. The Company will confirm in a supplemental letter to the Staff no later than January 30, 2015 that approval of the Plan will be included as a Company-sponsored proposal in the 2015 Proxy Materials.

The Plan will include a provision relating to acceleration of vesting and exercisability of awards following a change in control of the Company that is substantially similar to the following:

> Any provision of the Plan to the contrary notwithstanding, unless otherwise provided in an Agreement, in the event of a Change in Control while the holder of an award made pursuant to the Plan is employed by the Company or an Affiliate, followed by the termination of such holder's employment (i) by the Company or its Affiliate, as applicable, for reasons other than "cause" (as defined in the Agreement) or (ii) by such holder on account of "good reason" (as defined in the Agreement), within the 24-month period following the date of such Change in Control, each such award outstanding under this Plan to such holder that was granted on or after April 28, 2015 shall become immediately vested and fully exercisable upon such termination and any restrictions applicable to the award shall lapse as of such date.

The Company believes the Shareholder Proposal, which asks the Company's Board of Directors to adopt a policy that prohibits accelerated vesting of "performance shares" granted to senior executives following a change in control (subject to a limited exception for pro rata vesting), directly conflicts with the proposed Plan provision referenced above, which explicitly permits full, accelerated vesting of awards granted under the Plan in the event of a change of control followed by a specified termination event.

The Staff has consistently permitted companies to exclude shareholder proposals under Rule 14a-8(i)(9) where the shareholders voting on both the shareholder proposals and a company-sponsored proposal would be facing alternative and conflicting decisions. *See, e.g., Abercrombie & Fitch Co.* (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); *AOL Time Warner Inc.* (March 3, 2003) (permitting exclusion of a proposal prohibiting issuance of additional stock options to senior executives where it conflicted with the terms and conditions of the company's proposal to approve a stock option plan that would permit granting of stock options to all employees); and *First Niagara Financial Group, Inc.* (March 7, 2002) (permitting exclusion of a proposal to replace stock option grants with cash bonuses where it conflicted with the terms and conditions of the company's proposal to adopt a new stock option plan).

More recently, the Staff has permitted the exclusion of shareholder proposals that were nearly identical to the Shareholder Proposal, where the company was seeking shareholder approval of an equity compensation plan containing a change in control vesting provision that conflicted with the terms of the shareholder proposal. *See, e.g., ConocoPhillips* (February 28, 2014) (permitting exclusion of a shareholder proposal from the same Proponent limiting the accelerated vesting of equity awards where it conflicted with a company proposal to adopt an equity compensation plan containing a change of control provision that provided for (unless otherwise expressly provided in an applicable award agreement) the immediate vesting of equity awards in the event of certain termination events following a change of control of the company); and *Praxair, Inc.* (January 17, 2014) (permitting exclusion of a shareholder proposal limiting the acceleration of vesting equity awards where it conflicted with a company-sponsored proposal to amend and restate its equity-based long-term incentive plan to incorporate, among other things, change in control provisions that would require full, accelerated vesting of awards in the event of a qualifying termination of employment occurring within two years following a change of control of the company).

Additionally, on several other recent occasions, the Staff has permitted the exclusion of substantially similar shareholder proposals on similar grounds. See, e.g., *Community Health Systems, Inc.* (March 7, 2014) (company proposal for shareholder approval of an amended and restated stock option and award plan providing that, except as otherwise stated in an award agreement, upon the occurrence of a change in control and a termination of employment for any reason other than cause (by the company) or good reason (by the plan participant), outstanding awards subject to vesting will become fully and immediately vested); *Sysco Corporation* (September 20, 2013) (company proposal for shareholder approval of a plan providing for full, accelerated vesting and, if applicable, payment at target level with respect to an equity award in the event of a specified event of termination in connection with a change in control); *Medtronic, Inc.* (June 25, 2013) (company proposal for shareholder approval of a plan providing that upon a change in control, outstanding options and stock appreciation rights will become fully vested and exercisable, to the extent a replacement award meeting specified requirements is not provided to the participant); *McKesson Corp.* (May 1, 2013) (company proposal for shareholder approval of a plan permitting the grant of awards that provide for full vesting in the event of a qualifying termination of service that occurs in connection with a change in control); *Starwood Hotels & Resorts Worldwide* (March 21, 2013) (company proposal for shareholder approval of a plan providing for a variety of flexible approaches for numerous potential change in control scenarios, including more than one approach mandating full accelerated vesting of equity awards either in connection with or after a change in control); *Southwestern Energy Company* (March 7, 2013) (company proposal for shareholder approval of a plan providing that upon the occurrence of a change in control, outstanding awards subject to vesting will become fully and immediately vested); *Verizon Communications Inc.* (February 8, 2013) (company proposal for shareholder approval of an amended and restated long term incentive plan that expressly provided for accelerated vesting and payment at the target award level if a specified termination event occurred within 12 months following a change in control); and *Pitney Bowes Inc.* (January 22, 2013) (company proposal for shareholder approval of a plan that mandates accelerated vesting following a change in control).

Here, as in the examples cited above, the action called for by the Shareholder Proposal conflicts with the action prescribed in the Plan. The Plan provides for accelerated vesting of equity awards in the event of a change of control followed by a specified termination of employment, while the Shareholder Proposal seeks to prohibit accelerated vesting of equity awards in full following a change of control. Therefore, the Plan and the Shareholder Proposal are in direct conflict. Including both the Shareholder Proposal and the Company-sponsored proposal to approve the Plan in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent, ambiguous or inconclusive results if both proposals were approved. For the foregoing reasons, the Company believes that the Shareholder Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with the Company's proposal to be submitted to shareholders at the Company's 2015 annual meeting.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend any enforcement action if the Company excludes the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (713) 238-2635.

Very truly yours,

Mayer Brown LLP



Harry R. Beaudry

Enclosure

cc: Arnold J. Johnson (Noble Energy, Inc.)
Cornish F. Hitchcock (via e-mail)
Hitchcock Law Firm PLLC

EXHIBIT A

Shareholder Proposal

See attached.

Rec'd 12/12/14 mo

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • SUITE 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

10 December 2014

Mr. Arnold J. Johnson
Corporate Secretary
Noble Energy, Inc.
1001 Noble Energy Way
Houston, Texas 77070

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Johnson:

On behalf of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I am submitting the enclosed shareholder proposal for inclusion in the proxy materials that Noble Energy (the "Company") plans to circulate to shareholders in anticipation of the 2015 annual meeting. The proposal relates to executive compensation policy.

The Fund is located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund beneficially owns more than $2000 worth of the Company's common stock and has held those shares for over a year. A letter from the Bank as record owner confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2015 annual meeting, which a representative is prepared to attend.

We would be pleased to have a dialogue with you on the issues raised by this resolution. If you believe that such a dialogue would be helpful, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan, other plan or board action), there shall be no acceleration of vesting of performance shares granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any such unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Noble Energy's 2014 proxy states that the company's "compensation program is designed to link compensation to performance." However, Noble Energy allows senior executives to receive an accelerated award of unearned equity if an executive departs the Company under certain conditions after a change of control. We do not question that some form of severance payments may be appropriate and note that the company already provides severance based on multiples of salary and bonus in such circumstances.

Company executives receive a mix of long-term incentive equity awards, including stock options and restricted stock, with some of the latter based on performance over a multi-year period. If an executive is terminated involuntarily or without cause after a change in control, the vesting of all unearned equity will accelerate, even those units supposed to be based on achieving certain performance levels over several years.

We welcome the board's 2013 decision to award some long-term equity explicitly based on performance, but we are troubled by the fact that supposedly performance-based awards can be paid out in full after a change in control even if the pertinent goals are not achieved. We are unpersuaded that during a change in control situation, executives somehow "deserve" performance shares they did not earn.

We believe, however, that an affected executive should be eligible to receive an accelerated vesting of performance shares on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Several of the Company's self-selected peers, *i.e.*, EOG Resources, Anadarko Petroleum, Apache and Hess, as well as other companies, *i.e.* ExxonMobil, Chevron, Occidental, Apple, Microsoft, Intel and others, have comparable or more stringent limitations on accelerated vesting of unearned equity, *e.g.*, *pro rata* awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.


amalgamated
bank

December 10, 2014

Mr. Arnold J. Johnson
Corporate Secretary
Noble Energy, Inc.
10001 Noble Energy Way
Houston, Texas 77070

Via courier

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Johnson:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the - "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

On the date on which Mr. Hitchcock submitted the Fund's resolution, December 10, 2014, the Fund beneficially owned 54,680 shares of Noble Energy, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2015 annual meeting.

If you require any additional information, please let me know.

Sincerely,



Scott Zdrazil
First Vice President – Director of Corporate Governance

275 Seventh Avenue
New York, NY 10001
amalgamatedbank.com